

Mail Stop 3628

December 6, 2007

Via Facsimile and U.S. Mail

J. Robin Cummings
President and Chief Executive Officer
Altrust Financial Services, Inc.
811 2nd Avenue S.W.
Cullman, Alabama 35055-4222

> **Re: Altrust Financial Services, Inc.**
> **Schedule 13E-3 filed November 14, 2007**
> **File No. 005-83356**
> **Schedule 14A filed November 14, 2007**
> **File No. 000-51298**

Dear Mr. Cummings:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1. Please advise us as to what consideration was given to whether Altrust Financial Services, Inc. Savings & ESOP Trust is an affiliate engaged in the going private transaction and, accordingly, should be a filing person on the Schedule 13E-3. Alternatively, please revise the Schedule 13E-3 to include this party as a filing person. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.

2. We note the executive officers have joined the directors at page 50 in rendering a fairness determination. Please advise us, with a view toward revised disclosure, as to why the executive officers and directors have not been identified as filing persons on Schedule 13E-3.

3. Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comments and Holly Pond. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders who will receive cash and to unaffiliated security holders who will continue to hold common stock and an analysis of the material factors upon which he/she relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

4. We noticed the statement that the filing of this transaction statement does not constitute an admission that "any Filing Person is an "affiliate" of Altrust within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act." This statement appears to operate as an impermissible disclaimer given that the filing requirements of Rule 13e-3 apply to issuers and the affiliates of issuers. Please delete the statement.

5. The disclosure concerning "Continuing Shareholders" does not imply that security holders will be receiving a new share in an S-Corporation and in fact states that holders of more than 6,400 shares, officers and directors "will remain shareholders after the reorganization…" Disclosure subsequently indicates, "All issued and outstanding shares of Altrust common stock will remain outstanding…" Please confirm that continuing shareholders will not be exchanging their existing shares for new shares when they are asked to "deliver" their existing stock certificates for legending and later receive a stock certificate with a legend.

Schedule 14A

Summary, page 2

Continuing Shareholders, page 2

6. Although you may recommend that security holders consult a tax advisor regarding the tax consequences of the proposed transaction to them based on their particular situation, you may not "urge" them to do so; please revise throughout your document. For example, refer to pages 2, 8, 45, 46 and 52.

Questions and Answers About the Meeting, page 3

7. Please discuss the material differences between the common stock before and after the reorganization. Refer to Item 1004(a)(2)(v) of Regulation M-A.

How many votes are required to approve the reorganization plan, page 3

8. We note that your reference to unaffiliated shareholders as those who hold 6,400 or fewer shares (other than directors or executive officers) or who otherwise are not eligible to be S-corporation shareholders, is limited to those unaffiliated shareholders who will be "cashed out." Please refer to the definition of affiliate in Rule 13e-3(a)(1). Please revise your disclosure so that each filing person states whether the Rule 13e-3 transaction is fair to each group of unaffiliated security holders: (1) those unaffiliated security holders who receive cash and (2) those unaffiliated security holders who will continue to hold common stock. Refer to Item 1014(a) of Regulation M-A and Q&A No. 19 in Exchange Act Release 17719 (April 13, 1981).

What do I need to do now, page 4

9. In order for a security holder to continue to be a shareholder, you are requiring them to submit the election form and an executed shareholders agreement by December 17, 2007, but the meeting and record dates have not yet been determined. Please tell us the reason for this deadline and revise to describe the effect of this earlier deadline on your continuing shareholder base.

Is it possible Altrust won't pay dividends, page 7

10. We note that you may not be able to pay dividends due to regulatory restrictions. Please revise, here and in the body of your document, to describe any restrictions on your current or future ability to pay dividends. Refer to Item 1002(d) of Regulation M-A.

Special Factors, page 15

Purpose of the Reorganization, page 15

11. We note that you currently have 627 shareholders and that approximately 379 shareholders who own 6,400 shares or fewer will be offered cash for their shares, resulting in 248 shareholders; however, an S-corporation is limited to 100 shareholders. Please revise your disclosure to reconcile this discrepancy and describe any activities or transactions that would occur after the Rule 13e-3 transaction. Refer to the Instruction to Item 6 of Schedule 13E-3.

Alternatives Considered by the Board of Directors, page 15

12. Please revise to describe in more detail the reasons for rejecting each alternative. For example, we note the following:

- You state that the reorganization would be the most cost-effective manner in which to achieve your goals; please revise to further describe how you arrived at this conclusion. Refer to Instruction 1 to Item 1013 of Regulation M-A.

- We note that you rejected a reverse stock split as an alternative because "a reverse stock split would not, by itself, provide a mechanism for the remaining shareholders to sign the shareholders' agreement." Please revise to describe why the board did not consider requiring that a reverse split be contingent upon stockholder approval of the shareholders agreement.

- Please further describe the basis for the board's belief that there were no potential purchasers.

Background; Reasons for the Reorganization, page 16

13. Please revise the Background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. Please identify which party Jones Day represents and identify any other counsel and the members of management who were present at each meeting. Please also revise so that it is clear how the 6,400 threshold for share ownership and the consideration amount were determined.

14. Please state the reasons for undertaking the going private transaction at this time as opposed to another time in your operating history. Refer to Item 1013(c) of Regulation M-A. We note that your public reporting obligations began in 2005.

15. Please revise throughout your document to clarify whether the opinions of FTN and FIG addressed the fairness of the consideration to unaffiliated shareholders who receive cash and to unaffiliated shareholders who will continue to hold common stock. If FTN and FIG opined as to the fairness of the consideration to your shareholders generally or only to shareholders who would be "cashed out," then in an appropriate section, describe how the board and each filing person concluded that the Rule 13e-3 transaction was fair to each group of unaffiliated shareholders given that the FTN and FIG fairness opinions did not address each group of unaffiliated shareholders.

Substantive Fairness, page 19

Historical market prices of Altrust common stock, page 19

16. We note that on August 1, 2007, Altrust's stock price is quoted on the OTCBB was $15.50 per share. Please revise to address the consideration in relation to this historical market price.

Procedural Fairness, page 21

17. Please state whether each filing person considered the FTN, FIG and Mercer fairness opinions and include an analysis of the extent to which the filing person's beliefs are based on these opinions. Refer to Item 1014(b) and Instruction 2(vii) to Item 1014 of Regulation M-A.

The FTN Opinion, page 21

18. Please provide us with copies of any materials prepared by FTN, FIG or Mercer connection with its fairness opinion, including draft reports or appraisals. To the extent these materials differ from the final fairness opinion, please describe them in your disclosure and file the draft as an exhibit to the Schedule 13E-3.

19. For each of the FTN, FIG and Mercer opinions, please revise to describe the assumptions with respect to industry performance, general business, economic, market and financial conditions.

20. For each of the fairness opinions, please revise to identify each of the companies or transactions that were used, the method of selection and any reasons for excluding the selected companies from each analysis.

21. For each method of analysis in the fairness opinions, please revise to provide additional disclosure about the underlying data used to calculate the values in each analysis. For example, it may be helpful for security holders to understand whether there were high, low, average or median values calculated. Please include comparable information for Altrust if the financial advisors considered this information. It may be useful if this additional information is disclosed in tabular format. In addition, please revise to discuss why particular multiples or discount rates were used in each analysis. Please also revise to summarize the results of each method of analysis and describe how the results support the opinion that the consideration is fair to unaffiliated shareholders.

22. Please disclose the compensation that FTN received in connection with the private placement. Refer to Item 1015(b)(4) of Regulation M-A.

Effects of the Reorganization Plan on Altrust, page 42

23. We note that you discuss the benefits of the reorganization to Altrust. Please discuss in detail the benefits and detriments, including tax effects, of the Rule 13e-3 transaction to Altrust, its affiliates, and unaffiliated security holders. Refer to Instruction 2 to Item 1013 of Regulation M-A.

24. Please describe the effect of the going private transaction on each affiliate's interest in the net book value and net earnings of Altrust, in terms of both dollar amounts and percentages. Refer to Instruction 3 to Item 1013 of Regulation M-A. In addition, please disclose whether the affiliates will benefit from any operating loss carryforwards and quantify these amounts, if applicable.

Interests of Our Directors and Executive Officers in the Reorganization, page 46

25. Please revise to include the information required by Item 404(a) of Regulation S-K.

Important Information about Altrust, page 60

Selected Historical Financial Data, page 60

26. Please revise to include information as of the date of the most recent balance sheet. Refer to Item 1010(c) of Regulation M-A. Please also update the pro forma information that begins on page 67. Refer to Item 1010(b) of Regulation M-A.

Market Price and Dividend Data, page 74

27. We note that on page 61 you disclose historical dividends declared. Please confirm that "dividends declared" also refers to "dividends paid;" if not, then revise to state the frequency and amount of dividends paid during the past two years. Refer to Item 1002(d) of Regulation M-A.

Beneficial Ownership of Altrust Common Stock, page 75

28. According to the ESOP table on page 76, we note that you have excluded from the beneficial ownership table options that have already vested. Please revise the beneficial ownership table to ensure that it includes all options exercisable within 60 days. Refer to Rule 13d-3(d)(1)(i).

Where You Can Find Additional Information, page 77

29. Please update to include the information from your most recent quarterly report. Refer to Item 1010(a)(2) of Regulation M-A. Please revise to omit the references to forward incorporation in the last two sentences of the second paragraph.

Annex F. Opinion of FIG Partners LLC, page F-1

30. Please revise to omit the term "solely" in the last paragraph since it implies that security holders may not rely on the opinion. Refer to Section II.D.1 of the Current Issues and Rulemaking Projects Outline, Division of Corporation Finance (November 14, 2000).

Closing Comments

        As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

J. Robin Cummings
Altrust Financial Services, Inc.
December 6, 2007
Page 8

Please direct any questions to me at (202) 551-3411 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Attorney-Adviser
Office of Mergers & Acquisitions

cc: Chip MacDonald, Esq.
       Jones Day